Exhibit 99.1

GoldMining Reports New Drill Results Highlighting Exploration Potential at São Jorge Project, Pará State, Brazil

Vancouver, British Columbia – January 6, 2026 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to report additional assay results from the 2025 RC drilling program at its 100% owned São Jorge Project ("São Jorge" or the "Project") in the Tapajós gold district ("Tapajós"), Pará State, Brazil. New exploration results further support the initial drilling results that identified exploration discoveries at four new gold prospects, including at the William South prospect located approximately 1.5 kilometre ("km") north of the existing São Jorge deposit (the "Deposit") (see news release October 20, 2025).

The reverse circulation ("RC") drilling results detailed in this release comprise the continuation of the William South drilling program ("the Program"), a high priority part of the broader 2025 São Jorge Project exploration program which the Company designed to test new targets outside of the known areas of mineralization.

Highlights:

●	William South RC Drilling Results:

o	12 metres ("m") at 2.38 grams per tonne ("g/t") gold ("Au") from 13 m depth, including 1 m at 22 g/t Au (SJRC-048-25)

o	4 m at 1.11 g/t Au from 46 m depth (SJRC-049-25)

o	1 m at 1.23 g/t Au from 16 m depth (SJRC-047-25)

●

Preliminary processing of Induced Polarisation ("IP") data indicates drilling completed at William South to date has only tested the southern flank of a broad chargeability anomaly, which is similar in scale and intensity to the known IP signature of the São Jorge Deposit.

o	Drilling over the highest chargeability core of the William South IP anomaly is planned in 2026.

●	A total of 9,533 metres of drilling was safely and successfully completed on-budget during 2025.

●	Exploration results received to date support the broader potential for discovery and delineation of new zones of mineralization across the 46,000 hectare São Jorge Project.

Alastair Still, Chief Executive Officer of GoldMining, commented: "GoldMining is further encouraged by the additional positive drill results yielded from the 2025 RC drilling completed to date at the William South prospect, an emerging gold discovery located a short distance from the known São Jorge gold deposit. The geology and geophysical signature at William South resembles the São Jorge gold deposit itself based on exploration to date. This work has been encouraging of the potential for this area, highlighting that significant additional systematic exploration is required, especially over the core of the IP anomaly which has not yet been tested by drilling.

In conjunction with William South, we continue to explore additional targets across the broad 12 km x 7 km geochemical footprint overlying the São Jorge property-scale mineral system, where we have additional exploration results pending. The excellent infrastructure at the 100% owned 46,000 hectare São Jorge Project includes easy access to paved highway, grid power and an existing 50-person camp that has facilitated our exploration activities to date as we continue to systematically explore this highly prospective regional-scale property in the rapidly emerging Tapajós gold district.”

Project Overview

The São Jorge Gold Project is located in the Tapajós gold district (see Figure 1) in the south-central portion of the Amazon Craton. The São Jorge gold deposit is a granite-hosted, intrusion-related gold deposit which is a similar deposit style to the Tocantinzinho gold mine located approximately 80 km northwest of São Jorge. Exploration activities at the Project carried out by the Company over the past two years have successfully delineated several new exploration targets comprising gold ± copper ± molybdenum ± silver soil geochemical anomalies, which cumulatively outlines a large mineral system (see news releases dated March 18 and April 14, 2025).

Figure 1	Tapajós Gold District and location of the São Jorge Project.

2025 São Jorge Mineral System Exploration Program

The São Jorge mineral system is defined by a comprehensive exploration data set which the Company has developed over previous campaigns. Surrounding the previously delineated São Jorge deposit, which has a defined 1.4 km strike length, the broader mineral system comprises a zone of contiguous surface geochemical anomalies over an area of 12 km x 7 km, which the Company interprets to be the surface expression of a broad intrusive related gold system.

The 2025 São Jorge exploration program successfully and safely completed a total of 9,533 m of drilling, which exceeded the total planned meterage of 9,000 m while remaining on–budget. The Project benefitted from the introduction of RC drilling which is cheaper and more rapid than diamond core, while providing greater depth penetration and assay reliability than auger drilling. The Program comprised 3,862 m diamond core, 3,528 m RC and 2,143 m auger drilling.

Of the 84 RC holes drilled to date across the Project for a total of 3,528 metres, assays have been returned for 78 holes, with the remaining 18 holes pending assays. To date, four target areas have returned >1 g/t Au intercepts from RC drilling: William South, William North, Ivonette and Dragon West (see Figure 2).

Previously announced initial intercepts at the William South prospect included 4 m at 1.78 g/t Au from 12 m depth (see news release October 20, 2025).

New assay results are presented herein for additional drilling at the William South Prospect, which is located 1.5 km north of the Deposit. The full drilling program at William South comprised 20 RC holes drilled on three fences to test beneath a broad zone of elevated gold-in-soil and auger drilling geochemistry. The western–most drill fence returned the best assay results from weathered monzogranite containing disseminated pyrite mineralization. The strongest mineralized intercept to date, comprising 12 m at 2.38 g/t Au (including 1 m at 22.08 g/t Au), occurs adjacent to a contact between monzogranite and syenogranite intrusive phases. A similar intrusive contact localizes strain, hydrothermal alteration and gold mineralization at the São Jorge deposit. Mineralization remains open along strike and to depth.

Preliminary processing of the recently completed 40 line km of IP surveying indicates that a broad east-west oriented high tenor chargeability anomaly, with coincident high resistivity, occurs at the William South target. Overall, the William South geophysical signature is similar in nature, scale and intensity to the São Jorge deposit. Drilling completed to date primarily targeted the highest tenor gold-in-soil geochemical anomaly, which occurs south of the core geophysical anomaly. Future drilling will extend northwards to test the chargeability / resistivity high.

Further RC drilling was subsequently completed at the Ivonette and Dragon West targets, to follow up on previously returned +1 g/t Au drill intercepts, with the objective to expand the mineralization intersected to date and potentially define new mineral resources. Assays are pending. Also, additional results from other components of the Program, including diamond core drilling beneath the São Jorge deposit, expansion of the IP survey grid, and a garimpo (artisanal mine) mapping and sampling program, will be reported as results are available.

Figure 2	São Jorge Project property-scale RC drill results, as of January 6, 2025.

Figure 3	William South drilling cross section at 656,020 East, looking west showing RC drill assay results.

Table 1	São Jorge 2025 drilling results at William South prospect (as of January 6, 2026).

Prospect Name	Drill Hole Number	Interval From (m)	Interval To (m)	Sample Length (m)	Au Grade (g/t)
William South	SJRC-045-25	21	22	1	0.48
		47	48	1	0.22
	SJRC-046-25	12	16	4	1.78
	including	13	14	1	5.03
	including	14	15	1	1.19
		24	25	1	0.19
		49	51	2	0.13
	SJRC-047-25	3	4	1	0.22
		16	17	1	1.23
		22	23	1	0.26
		37	41	4	0.22
	including	39	40	1	0.47
	SJRC-048-25	13	25	12	2.38
	including	16	17	1	4.86
	including	17	18	1	22.08
		28	29	1	0.27
		31	32	1	0.15
		39	40	1	0.19
	SJRC-049-25	2	3	1	0.12
		31	32	1	0.24
		46	50	4	1.11
	including	46	47	1	2.35

including	47	48	1	1.69
SJRC-050-25	45	46	1	0.12
	48	49	1	0.11
SJRC-051-25	45	46	1	0.34
SJRC-052-25	2	4	2	0.21
SJRC-053-25	NSR
SJRC-054-25	0	2	2	0.15
	5	6	1	0.20
	6	7	1	0.72
	9	10	1	0.14
	12	13	1	0.32
SJRC-055-25	1	2	1	0.12
SJRC-056-25 to SJRC-058-25	NSR
SJRC-059-25	29	31	2	0.20
	32	33	1	0.16
SJRC-060-25	22	23	1	0.49
SJRC-061-25	10	12	2	0.15
	37	38	1	0.12
SJRC-062-25	3	4	1	0.11
	15	16	1	0.14
SJRC-063-25	18	19	1	0.70
	21	22	1	0.15
SJRC-064-25	8	9	1	0.29
Note: NSR: ‘No Significant Result’. True width of mineralization is estimated to be approximately two-thirds of downhole length, assuming primarily steeply dipping vein-hosted mineralization intersected by inclined (-60° dip) drill holes. Assays >1 g/t Au in bold; drill holes highlighted in this release are shaded.

Table 2          São Jorge RC drill hole collar location coordinates (as of January 6, 2026).

Hole Number	Easting Metres (UTM Zone 21S)	Northing Metres (UTM Zone 21S)	Elevation (m above sea level)	Dip (°)	Azimuth (°)	Depth (m)	Status
SJRC-001-25	653891	9282977	199.57	-60	180	40	Results Received
SJRC-002-25	653893	9282926	205.33	-60	180	30	Results Received
SJRC-003-25	654099	9282889	196.39	-60	180	25	Results Received
SJRC-004-25	654258	9282949	198.09	-60	180	30	Results Received
SJRC-005-25	653894	9282789	200.33	-60	360	25	Results Received
SJRC-006-25	654098	9282786	223.67	-60	360	30	Results Received
SJRC-007-25	654271	9282741	216.01	-60	360	25	Results Received
SJRC-008-25	653486	9283739	247.26	-60	360	15	Results Received
SJRC-009-25	653490	9283841	247.47	-60	360	21	Results Received
SJRC-010-25	653688	9283855	241.80	-60	360	25	Results Received
SJRC-011-25	653683	9283940	227.63	-60	360	30	Results Received
SJRC-012-25	653689	9284042	236.42	-60	360	25	Results Received

SJRC-013-25	653918	9283957	239.75	-60	360	30	Results Received
SJRC-014-25	653903	9284037	239.93	-60	360	25	Results Received
SJRC-015-25	653882	9284141	191.36	-60	360	25	Results Received
SJRC-016-25	652641	9282394	191.36	-60	150	30	Results Received
SJRC-016B-25	652641	9282394	190.07	-60	330	30	Results Received
SJRC-017-25	652698	9282469	192.36	-60	150	30	Results Received
SJRC-018-25	652728	9282565	190.55	-60	150	30	Results Received
SJRC-019-25	652559	9282342	189.39	-60	130	18	Results Received
SJRC-020-25	652486	9282288	187.20	-60	180	25	Results Received
SJRC-021-25	652387	9282150	188.78	-60	180	21	Results Received
SJRC-022-25	652301	9282197	189.17	-60	180	25	Results Received
SJRC-023-25	652223	9282137	226.90	-60	180	25	Results Received
SJRC-024-25	652129	9282110	188.33	-60	180	25	Results Received
SJRC-025-25	652028	9282132	190.07	-60	180	25	Results Received
SJRC-026-25	651930	9282116	186.76	-60	180	25	Results Received
SJRC-027-25	651827	9282125	186.81	-60	180	26	Results Received
SJRC-028-25	652802	9282206	192.68	-60	330	31	Results Received
SJRC-029-25	652736	9282180	190.47	-60	330	21	Results Received
SJRC-030-25	656200	9286496	219.02	-60	360	50	Results Received
SJRC-031-25	656201	9286520	217.62	-60	360	50	Results Received
SJRC-032-25	656200	9286545	216.43	-60	360	50	Results Received
SJRC-033-25	656236	9286543	216.62	-60	360	70	Results Received
SJRC-034-25	659993	9281950	227.79	-60	360	50	Results Received
SJRC-035-25	659917	9281909	230.39	-60	330	50	Results Received
SJRC-036-25	659900	9281940	229.68	-60	360	30	Results Received
SJRC-037-25	659789	9281849	230.76	-60	330	50	Results Received
SJRC-038-25	659693	9281802	229.05	-60	330	40	Results Received
SJRC-039-25	658549	9281097	236.21	-60	45	30	Results Received
SJRC-040-25	658596	9281155	231.24	-60	45	39	Results Received
SJRC-041-25	658647	9281203	227.16	-60	45	33	Results Received
SJRC-042-25	658724	9281148	223.86	-60	45	30	Results Received
SJRC-043-25	658670	9281098	231.37	-60	45	30	Results Received
SJRC-044-25	658616	9281042	234.90	-60	45	35	Results Received
SJRC-045-25	656030	9284637	215.05	-60	360	51	Results Received
SJRC-046-25	656018	9284612	215.71	-60	360	51	Results Received
SJRC-047-25	656018	9284587	216.19	-60	360	60	Results Received
SJRC-048-25	656015	9284560	216.31	-60	360	55	Results Received
SJRC-049-25	656018	9284534	216.82	-60	360	55	Results Received
SJRC-050-25	656014	9284511	216.55	-60	360	55	Results Received
SJRC-051-25	656017	9284485	216.10	-60	360	39	Results Received
SJRC-052-25	656792	9284197	216.70	-60	360	51	Results Received
SJRC-053-25	656790	9284228	216.22	-60	360	51	Results Received
SJRC-054-25	656794	9284247	215.94	-60	360	51	Results Received

SJRC-055-25	656790	9284268	215.62	-60	360	51	Results Received
SJRC-056-25	656789	9284298	215.15	-60	360	56	Results Received
SJRC-057-25	656542	9284235	220.65	-60	360	60	Results Received
SJRC-058-25	656542	9284213	221.22	-60	360	56	Results Received
SJRC-059-25	656543	9284189	221.65	-60	360	60	Results Received
SJRC-060-25	656543	9284165	222.68	-60	360	52	Results Received
SJRC-061-25	656645	9284382	216.44	-60	360	60	Results Received
SJRC-062-25	656642	9284363	216.13	-60	360	60	Results Received
SJRC-063-25	656640	9284338	216.70	-60	360	60	Results Received
SJRC-064-25	656641	9284311	217.90	-60	360	60	Results Received
SJRC-065-25	658608	9281169	230.00	-60	45	50	Results Pending
SJRC-066-25	658574	9281140	232.00	-60	45	50	Results Pending
SJRC-067-25	658580	9281223	228.00	-60	45	47	Results Pending
SJRC-068-25	658551	9281196	231.00	-60	45	50	Results Pending
SJRC-069-25	658524	9281179	231.00	-60	45	52	Results Pending
SJRC-070-25	658479	9281207	231.00	-60	45	50	Results Pending
SJRC-071-25	658465	9281183	233.00	-60	45	50	Results Pending
SJRC-072-25	658520	9281236	228.00	-60	45	50	Results Pending
SJRC-073-25	658553	9281257	226.00	-60	45	50	Results Pending
SJRC-074-25	658494	9281306	217.00	-60	45	48	Results Pending
SJRC-075-25	658480	9281274	238.00	-60	45	53	Results Pending
SJRC-076-25	658440	9281261	222.00	-60	45	50	Results Pending
SJRC-077-25	654253	9282981	212.00	-60	180	50	Results Pending
SJRC-078-25	654251	9282936	200.00	-60	180	62.5	Results Pending
SJRC-079-25	654279	9282974	210.00	-60	180	50	Results Pending
SJRC-080-25	654292	9282945	206.00	-60	180	50	Results Pending
SJRC-081-25	654189	9282919	206.00	-60	180	50	Results Pending
SJRC-082-25	654188	9282945	211.00	-60	180	61.5	Results Pending
SJRC-083-25	654188	9282976	220.00	-60	180	51	Results Pending

Data Verification

For drill core sampling, samples were taken from the NQ/HQ core by sawing the drill core in half, with one-half sent to SGS Geosol Laboratórios Ltda. ("SGS") in Brazil for assaying, and the other half of the core retained at the site for future reference. Sample lengths downhole were uniformly 1.0 m. For the auger drilling program, samples were collected at 1 m sample intervals, with the material being dried, homogenized and split in the field to obtain a 1 kg representative sample which was sent to SGS for analysis. The remaining auger sample material is stored until the lab results are received, and a 1 kg sample duplicate is maintained in the archive. For the RC drilling program, samples were collected at 1 m sample intervals, generating approximately 25 kg samples, with the material being dried, homogenized and split in the field to obtain a 1 kg representative sample which was sent to SGS for analysis. The remaining RC sample material is stored until the lab results are received, and approximately 20 kg of the original samples are maintained in the archive.

SGS is a certified commercial laboratory located in Vespasiano, Minas Gerais, Brazil, and is independent of GoldMining. GoldMining has implemented a quality assurance and quality control program for the sampling and analysis of drill core and auger samples, including duplicates, mineralized standards and blank samples for each batch of 100 samples. The gold analyses are completed by FAA505 method (fire-assay with an atomic absorption finish on 50 grams of material).

Qualified Person

Paulo Pereira, P. Geo., Country Manager, Brazil of GoldMining, has supervised the preparation of, verified and approved all scientific and technical information herein this news release. Mr. Pereira is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Visit www.goldmining.com for more information, including high-resolution figures, and to review the Technical Report titled “NI 43-101 Technical Report, São Jorge Project, Pará State, Brazil,” with an effective date of January 28, 2025.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO) and 19.1 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, President and CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding São Jorge has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the Project, ongoing exploration programs and other expected future work programs thereat, and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.